



UNITED STATES
SECURITIES AND EXCHANGE COMMIS
Washington, D.C. 20549




**11018715**

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| **8-24512** |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/01/10_____ AND ENDING_____12/31/10_____
                                    MM/DD/YY                              MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Young, Stovall and Company

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9627 South Dixie Highway
                                    (No. and Street)

Miami                        Florida                        33156
(City)                        (State)                        (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roark A. Young                                (305) 666-2511
                                                (Area Code-Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
            (Name – of individual, state, last, first, middle name)

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida            33309
(Address)                (City)                (State)                (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

---

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)          Potential persons who are to respond to the collection of information
                         contained in this form are not required to respond unless the form displays
                         a currently valid OMB control number.



Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of Young, Stovall and Company, affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedule pertaining to the firm of Young, Stovall and Company as of December 31, 2010, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Young, Stovall and Company

Roark A. Young, President

Sworn to and subscribed before me this
_24_ day of February, 2011.

(Signature of Notary Public)

Personally known: _X_

This report ** contains (check all applicable boxes):

| | | |
|---|---|---|
| _x_ | (a) | Facing page. |
| _x_ | (b) | Statement of Financial Condition. |
| _x_ | (c) | Statement of Loss. |
| _x_ | (d) | Statement of Cash Flows. |
| _x_ | (e) | Statement of Changes in Stockholders' Equity. |
| ___ | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors. |
| _x_ | (g) | Computation of Net Capital. |
| ___ | (h) | Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. |
| ___ | (i) | Information Relating to the Possession or control Requirements under Rule 15c3-3. |
| ___ | (j) | A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. |
| ___ | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. |
| _x_ | (l) | And Oath or Affirmation. |
| _x_ | (m) | A copy of SIPC Supplemental Report. |
| _x_ | (n) | A report describing any material inadequacies found to have existed since the date of the previous audit. |

*\*\*For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*



**HACKER, JOHNSON & SMITH PA**

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

## Independent Auditors' Report

Young, Stovall and Company
Miami, Florida:

      We have audited the accompanying statement of financial condition of Young, Stovall and Company (the "Company") at December 31, 2010, and the related statements of loss, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

      Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

*Hackm, Johnson & Smith PA*

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
February 23, 2011

3

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

# YOUNG, STOVALL AND COMPANY

## Statement of Financial Condition

## December 31, 2010

### Assets

| | |
|---|---:|
| Cash | $ 111,244 |
| Receivable from clearing organization | 683,668 |
| Securities owned | 56,023 |
| Premises and equipment | 42,311 |
| Other assets and prepaid expenses | 42,913 |
| | |
| Total assets | $ 936,159 |

### Liabilities and Stockholders' Equity

| | |
|---|---:|
| Liabilities: | |
|     Commissions payable | 46,024 |
|     Accrued expenses and other liabilities | 18,425 |
| | |
|     Total liabilities | 64,449 |

Commitments and contingencies (Notes 4, 8 and 9)

| | |
|---|---:|
| Stockholders' equity: | |
|     Common stock, $1.00 par value (authorized 1,000 shares; 625 issued and outstanding) | 625 |
|     Additional paid-in capital | 74,375 |
|     Retained earnings | 796,710 |
| | |
|     Total stockholders' equity | 871,710 |
| | |
| Total | $ 936,159 |

See accompanying Notes to Financial Statements.

# YOUNG, STOVALL AND COMPANY

## Statement of Loss

## Year Ended December 31, 2010

| | |
|---|---:|
| Revenues: | |
| Commissions | $ 2,234,199 |
| Participation in interest earned on customer accounts | 30,363 |
| Other | 16,025 |
| Total revenues | 2,280,587 |
| | |
| Expenses: | |
| Commissions | 712,776 |
| Compensation and employee benefits | 751,272 |
| Clearing fees and floor brokerage | 93,594 |
| Rent | 168,000 |
| Dues and subscriptions | 93,998 |
| Service contracts | 151,644 |
| Insurance | 115,350 |
| Depreciation and amortization | 7,816 |
| Other | 187,520 |
| Total expenses | 2,281,970 |
| | |
| Net loss | $ (1,383) |

See accompanying Notes to Financial Statements.

# YOUNG, STOVALL AND COMPANY

## Statement of Changes in Stockholders' Equity

### Year Ended December 31, 2010

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| Balance at December 31, 2009 | $ 625 | 74,375 | 808,122 | 883,122 |
| Net loss | - | - | (1,383) | (1,383) |
| Dividends paid | - | - | (10,029) | (10,029) |
| Balance at December 31, 2010 | $ 625 | 74,375 | 796,710 | 871,710 |

See accompanying Notes to Financial Statements.

# YOUNG, STOVALL AND COMPANY

## Statement of Cash Flows

## Year Ended December 31, 2010

| | |
|---|---:|
| Cash flows from operating activities: | |
| Net loss | $ (1,383) |
| Adjustments to reconcile net loss to net | |
| cash used in operating activities: | |
| Depreciation and amortization | 7,816 |
| Increase in receivable from clearing organization | (66,363) |
| Decrease in securities owned | 38,627 |
| Decrease in other assets and prepaid expenses | 10,123 |
| Decrease in commissions payable | (16,664) |
| Decrease in accrued expenses and other liabilities | (17,416) |
| | |
| Net cash used in operating activities | (45,260) |
| | |
| Cash flows from investing activity- | |
| Purchases of premises and equipment | (6,291) |
| | |
| Cash flows from financing activity- | |
| Dividends paid | (10,029) |
| | |
| Net decrease in cash | (61,580) |
| | |
| Cash at beginning of year | 172,824 |
| | |
| Cash at end of year | $ 111,244 |

See accompanying Notes to Financial Statements.

**(1) Summary of Significant Accounting Policies**

Young, Stovall and Company (the "Company") is a securities broker/dealer headquartered in Miami, Florida. The following items comprise the significant accounting policies which the Company follows in preparing and presenting its financial statements which conform to U.S. Generally Accepted Accounting Principles ("GAAP"):

*Subsequent Events.* Management has evaluated events occurring subsequent to the balance sheet date through February 23, 2011 (the financial statement issuance date), determining no events require additional disclosure in these financial statements.

*Estimates.* The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Securities Owned and Security Transactions.* The Company clears its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis. Income and expenses related to security transactions are recorded on a trade date basis. Securities owned are carried at market value. Unrealized gains and losses on securities owned are reflected in other income.

*Depreciation and Amortization.* Depreciation has been provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

*Income Taxes.* The stockholders of the Company have elected to be taxed as an S-Corporation. For federal and state income tax purposes, all items of income and expense flow through to its stockholders; therefore, no provision for income taxes is reflected in these financial statements.

GAAP sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

(continued)

## (1) Summary of Significant Accounting Policies, Continued

*Income Taxes, Continued.* A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. The Company's status as an S-Corporation is defined as a tax position under this accounting guidance. As of December 31, 2010, management is not aware of any uncertain tax positions that would have a material effect on the Company's financial statements.

The Company recognizes interest and penalties on income taxes as a component of income tax expense, should such an expense be realized.

The Company files a U.S. Income Tax Return for an S-Corporation. With few exceptions, the Company is no longer subject to U.S. federal income tax examination by the Internal Revenue Service for years before 2007.

*Fair Value Measurements.* Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

The following describes valuation methodologies used for assets measured at fair value:

(continued)

**(1) Summary of Significant Accounting Policies, Continued**

*Fair Value Measurements, Continued.*

*Securities Owned.* Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include certain collateralized mortgage and debt obligations and certain high-yield debt securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within Level 3 include certain residual interests in securitizations and other less liquid securities.

**(2) Receivable from Clearing Organization**

The receivable from Clearing Organization consists of cash on deposit with the Company's clearing broker.

**(3) Securities Owned**

Securities owned consist of trading and investment securities as follows:

Readily marketable, at market value      $ 56,023

Securities owned measured at fair value on a recurring basis, are summarized below:

| | Fair Value As of December 31, 2010 | Fair Value Measurements at December 31, 2010 Using | | |
| --- | --- | --- | --- | --- |
| | | Quoted Prices In Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Corporate debt | $ 25,500 | - | 25,500 | - |
| U.S. Government agency securities | 996 | - | 996 | - |
| Municipal securities | 10,543 | - | 10,543 | - |
| Equity securities | 18,984 | 18,984 | - | - |
| Securities owned | $ 56,023 | 18,984 | 37,039 | - |

During the year ended December 31, 2010, no securities were transferred in or out of Level 1, Level 2 or Level 3.

(continued)

**(4) Premises and Equipment**

A summary of premises and equipment at December 31, 2010 is as follows:

| | |
|---|---:|
| Furniture and equipment | $ 144,998 |
| Leasehold improvements | 71,173 |
| Computers | 15,281 |
| Total, at cost | 231,452 |
| Less accumulated depreciation and amortization | (189,141) |
| Premises and equipment, net | $ 42,311 |

The Company leases its office facility under an operating lease agreement and is leased from a related party. Rent expense was $168,000 during the year ended December 31, 2010 and all was paid to related parties. The lease was renewed and expires in 2011. At December 31, 2010, the future minimum annual rental payment under noncancelable leases is approximately $28,000 for the year ending December 31, 2011.

**(5) Payable to Clearing Broker**

The Company has a margin account with a clearing broker. The clearing broker funds the securities purchased by the Company. At December 31, 2010, there was no balance outstanding on this account. This account is collateralized by securities with a carrying value of $56,023 and pays interest at a floating rate.

**(6) Employee Benefit Plan**

The Company offers a 401(k) Profit Sharing Plan to employees who have completed one year of service and have attained age twenty-one. The Company charged $15,056 to operations relating to plan contributions for the year ended December 31, 2010.

**(7) Net Capital Requirements**

Pursuant to the rules of the Securities Exchange Act of 1934, the Company is required to maintain net capital. Aggregate indebtedness must not exceed net capital as those terms are defined by a ratio of more than 15 to 1. At December 31, 2010, the Company's minimum net capital requirement was $250,000. The Company's net capital computed in accordance with the Rule of the Commission amounted to $779,386 and the ratio of aggregate indebtedness to net capital was .08 to 1.

(continued)

**(8) Commitments and Contingencies**

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements.

**(9) Financial Instruments with Off-Balance-Sheet Risk**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

# YOUNG, STOVALL AND COMPANY

## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

## December 31, 2010

### NET CAPITAL

| | | |
|---|---:|---:|
| Total ownership equity qualified for net capital | | $ 871,710 |
| | | |
| Deductions and/or changes: | | |
| Premises and equipment | $ 42,311 | |
| Other assets and prepaid expenses | 42,913 | 85,224 |
| | | |
| Net capital before haircuts on securities positions | | 786,486 |
| | | |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1) | | |
| Trading and investment securities- | | |
| Other | | 7,100 |
| | | |
| Net capital | | $ 779,386 |

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---:|
| Minimum net capital required (based on aggregate indebtedness) | $ 4,297 |
| Minimum net capital required of reporting broker or dealer | $ 250,000 |
| Net capital requirement (greater of above) | $ 250,000 |
| Excess net capital | $ 529,386 |

### AGGREGATE INDEBTEDNESS

| | |
|---|---:|
| Items included in statement of financial condition - | |
| Commissions payable, accrued expenses and other liabilities | 64,449 |
| Total A.I. Liabilities from Statement of Financial Condition | $ 64,449 |
| Ratio aggregate indebtedness to net capital | .08 to 1 |

### RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1. Included in Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.



# HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

## Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

February 23, 2011

Young, Stovall and Company
Miami, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Young, Stovall and Company (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.  Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as descried in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Hackn, Johnson & Smith P.A.

# HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

## Independent Accountants' Report on Applying Agreed-Upon
## Procedures Related to an Entity's SIPC Assessment Reconciliation

Young, Stovall and Company
9627 South Dixie Highway, Suite 101
Miami, Florida 33156

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Young, Stovall and Company (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by agreeing amounts to the image of the cancelled check noting no difference;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by agreeing amounts to the monthly income statement, the security position spreadsheet, and the quarterly FOCUS report noting no differences; and

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

4.      Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Form SIPC-7 worksheet provided supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Hacker, Johnson & Smith PA*

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
February 23, 2011